VIA EDGAR

February 9, 2011

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:

Correspondence from you dated January 26, 2011 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed September 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed October 21, 2010
File No. 0000-23255

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010, filed on September 23, 2010, and Definitive Proxy Statement on Schedule 14A filed October 21, 2010.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2010

Results of Operations, page 35

Service Revenues, page 35

1.

We note that on page 35 you attribute your increase in service revenues to (i) an increase in commodity pricing, and (ii) the general increase in used car pricing.  Please expand your disclosure to addresses whether management believes these are trends that will continue to impact revenues going forward.  Refer to Item 303(a) of Regulation S-K, and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 33-8350.

The Company believes commodity pricing, particularly the per ton price of scrap metal, and used car pricing will continue to impact the average selling prices and, ultimately, the average revenue generated per transaction.  However, the Company cannot predict future trends or movements in commodity and used car pricing. The Company will expand its disclosure to include the above information in future filings.

Definitive Proxy Statement on Schedule 14A

Board of Directors and Corporate Governance, page 8

Oversight of Risk Management, page 10

2.

We note your disclosure in the second paragraph on page 11 regarding management’s and the compensation committee’s review of your compensation plans and programs that could have a material impact on you.  Please expand your disclosure to provide your conclusions with respect to this review.

Management and the Compensation Committee of the Company’s Board of Directors have concluded that our compensation programs do not encourage excessive or inappropriate risk taking.  In future filings, the Company will include its conclusions with respect to whether its compensation programs encourage excessive or inappropriate risk taking.

Executive Compensation, page 23

Compensation of Messrs. Johnson and Adair, page 26

3.

We note your disclosure beginning in page 26 regarding the stock option compensation plan you entered into with Messrs. Johnson and Adair.  Please provide us with proposed disclosure addressing whether this plan was offered to your other named executive officers, and discuss any factor that went into your determination.

The Company’s compensation of executives has historically consisted of four main elements: (i) base salary, (ii) cash bonus, (iii) equity-based incentive awards, and (iv) benefits and perquisites.  In 2008, Messrs. Johnson and Adair approached the Compensation Committee with a proposal for a compensation arrangement in which they would forego all salary and bonus compensation other than $1.00 per year in exchange for a sizable stock option grant. In addition, they agreed to forego any additional equity incentives until the options were fully vested.

To date, the Company has not offered a similar compensation to any other executive officers nor has the Compensation Committee considered such an offer.  The Company notes that Mr. Johnson is the founder of the Company and controls over 11% of the Company’s outstanding stock.  Mr. Adair also holds a substantial equity position in the Company built over a twenty year career with the Company.  As a result, unlike the balance of our executive officers, both individuals are uniquely and personally situated to make such a compensation proposal.   In the event that one of the Company’s executives

determines that he is able to forego cash compensation for an extended period and approaches the Compensation Committee with a proposal to be paid solely equity compensation in lieu of a base salary or annual bonus, the Compensation Committee will consider such a proposal in light of a number of factors, including accounting rules, corporate governance principles, the risks to the individual executive, and any legal restrictions and make a determination as to whether to offer equity only compensation to the executive.

(ii) Cash Bonuses, page 27

4.

In the third paragraph on page 28 you state that at the beginning of fiscal year 2010 individual performance goals were set for each of your named executive officers.  You then disclose the general categories of performance goals applicable to each named executive officer.  Please revise to provide the specific, as opposed to general categories of, goals applicable to each named executive officer.  Refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.

The Company does not utilize a formal bonus plan that links executive performance to any specific metric for calculating cash bonus awards.   Annual cash bonus awards, if any, are made entirely at the discretion of the Compensation Committee following the end of each fiscal year and based on such factors as the Compensation Committee may determine to be appropriate at the time the bonus is awarded.

Each year performance goals are set for each executive by the Chairman and/or Chief Executive Officer in consultation with the Compensation Committee.  These performance goals outline expectations with respect to the executive’s objectives for the next fiscal year but are not specifically linked to payment of any bonus.  Each executive meets on a quarterly basis with the President or Chief Executive Officer (or in the case of the President with the Chief Executive Officer and in the cases of the Chairman and the Chief Executive Officer with the Compensation Committee) to review the executive’s performance against goals as well as the Company’s performance against the annual budget and plan.  The performance objectives for each executive are no more specific than those described in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on October 21, 2010 (the “2010 Definitive Proxy Statement”). Although the Compensation Committee may consider executive and Company performance when determining bonus amounts, there is no direct link between the objectives for each executive and the cash bonus amounts approved by the Compensation Committee.

Equity-Based Incentives, page 29

5.

We note that Messrs. Franklin’s and Bauer’s salaries remained identical from fiscal 2009 to 2010, but each received a lower stock option grant in 2010 which resulted in significantly lower overall compensation as compared to 2009.  Please revise your disclosure to explain the basis for these grant determinations.  We note your disclosure on the bottom of page 29 regarding the factors considered by the compensation committee in making the grants, but we are unable to determine without further information how the committee’s consideration of these factors resulted in such a large reduction of options granted in comparison to the prior fiscal year.  Refer to Item 402(b)(ix) of Regulation S-K.

As illustrated by the table entitled “Outstanding Equity Awards at 2010 Fiscal Year End” included in the 2010 Definitive Proxy Statement, beginning in 2005, the Company’s Compensation Committee has approved the grant of options on an alternate calendar year basis except in connection with a promotion or the grants to Messrs. Johnson and Adair discussed above.  In addition, the Compensation Committee may approve a grant at any time to recognize exceptional performance on the part of an executive.   Following the end of fiscal year 2010, the Compensation Committee determined, in the exercise of its discretion, that the performance of certain executives, including Mr. Franklin, warranted the grant of options as part of their overall compensation for fiscal year 2010.  In future filings, the Company will include this disclosure.

***

Copart further acknowledges that:

•

Copart is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Copart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (707) 639-5000 with any questions regarding the above.

Sincerely,

/s/ Paul A. Styer

Paul A. Styer

Senior Vice President and General Counsel